UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

KB Financial Group Inc. (“KB Financial Group”) announced on August 7, 2024 that the trust agreement it had entered into on February 8, 2024 (the “Trust Agreement”) to acquire treasury shares has been terminated.

Total Contract Amount (KRW)		Before Termination	320,000,000,000
		After Termination	0
Contract Period (Before Termination)		Effective Date	February 8, 2024
		Termination Date	August 7, 2024
Reason for Termination.			Expiration of the term of the Trust Agreement
Counterparty			Samsung Securities Co., Ltd.
Expected Date of Termination			August 7, 2024
Method of Return of Trust Properties upon Termination			Return of cash and treasury shares
Number of Treasury Shares Held Prior to Termination	Acquisitions from Profits Available for Dividend	Common Shares (percentage)	24,245,382 shares (6.01%)
		Other Shares	—
	Other Acquisitions	Common Shares (percentage)	—
		Other Shares	—
Date of Resolution by the Board of Directors			—
Other Matters to Consider Before Making an Investment Decision

•  Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the Trust Agreement is being terminated upon the expiration of the term of the Trust Agreement.

•  The number of treasury shares acquired upon termination of the Trust Agreement is 4,398,135, which will be kept in KB Financial Group’s corporate account.

•  The total number of treasury shares held by KB Financial Group prior to the termination of the Trust Agreement (as of August 7, 2024) is 24,245,382.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 7, 2024	By:	/s/ Jae Kwan Kim
(Signature)

	Name:	Jae Kwan Kim
	Title:	Senior Executive Vice President and Chief Finance Officer